Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES FILING
OF AUDITED 2010 ANNUAL FINANCIAL STATEMENTS

Vancouver, B.C. – March 23, 2011 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the “Company”) today reported that it has filed with the applicable Canadian securities regulatory authorities on SEDAR its 2010 audited annual financial statements and management’s discussion and analysis in relation thereto (the “Statements”).  The Company will also file the Statements with the United States Securities and Exchange Commission (“SEC”) on EDGAR.

The Company plans to file its 2010 Annual Information Form (“AIF”) on or before March 31, 2011 with the applicable Canadian securities regulatory authorities on SEDAR and will file the AIF by way of Form 40-F with the SEC.

The Statements are available on the Company’s website at www.panamericansilver.com.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest low-cost primary silver mining company and to achieve this by increasing its low cost silver production and silver reserves.  The Company has seven mining operations in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad silver development project in Chubut, Argentina and is the operator of the La Preciosa joint-venture project in Durango, Mexico.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com